Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Urologix, Inc.:

We consent to the use of our report dated September 21, 2012, with respect to the balance sheets of Urologix, Inc. as of June 30, 2012 and 2011, and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2012, which report appears in the June 30, 2012 annual report on Form 10-K of Urologix, Inc. incorporated herein by reference.

Our report dated September 21, 2012 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative operating cash flows and has significant current obligations related to the Prostiva acquisition that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Minneapolis, MN
December 14, 2012